UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

            (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2020
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
5 Necco Street
Boston, MA

GE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2020 and 2019
(With Report of Independent Registered Public Accounting Firm Thereon)

GE RETIREMENT SAVINGS PLAN
December 31, 2020 and 2019
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2020 and 2019	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2020 and 2019	5

Notes to Financial Statements	6 - 18

Supplemental Schedule: (i)
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	19 - 25

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and General Electric Company, as Plan Administrator
GE Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan's auditor since 1959.
Albany, New York
June 24, 2021

GE RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2020 and 2019
(in thousands)

	2020	2019
Assets:

Investments at fair value (notes 4 and 5)	$27,616,994	$26,645,159
Notes receivable from participants	245,846	295,119
Employer contribution receivable (note 1)	76,965	82,192
Accrued dividends and interest	5,251	7,931
Other assets	15,432	14,512
Total assets	27,960,488	27,044,913

Liabilities:

Other liabilities	111,049	133,325
Total liabilities	111,049	133,325

Net assets available for plan benefits	$27,849,439	$26,911,588

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2020 and 2019
(in thousands)

	2020	2019
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,534,375	$5,070,667
Interest and dividend income:
Common stock	10,043	10,850
Registered investment companies	357,580	340,570
Other investments	21,201	53,010
	2,923,199	5,475,097

Interest on notes receivable from participants	10,431	13,256

Contributions:
Employee	723,794	828,755
Employer	318,523	357,746
	1,042,317	1,186,501

Total additions	3,975,947	6,674,854

Deductions from net assets attributed to:
Participant withdrawals	3,057,750	3,162,412

Net increase before asset transfers	918,197	3,512,442

Transfers from other qualified plans (note 3)	19,654	86,528

Net increase after asset transfers	937,851	3,598,970

Net assets available for plan benefits at:
Beginning of year	26,911,588	23,312,618
End of year	$27,849,439	$26,911,588

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(1)    Description of the Plan
The GE Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by General Electric Company (the “Company”).
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the “Trust”).
Fidelity Investments® is the Plan’s recordkeeper. The Plan Trustees have appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.
SSGA Funds Management, Inc. (“SSGA FM”), an affiliate of State Street Corporation (“SSC”) is the investment advisor to three of the Plan’s investment options. State Street Global Advisors Trust Company (“SSGA TC”, and together with SSGA FM, "SSGA"), also affiliated with SSC, is the investment advisor to two of the Plan’s investment options.
Mercer Trust Company LLC and its affiliate, Mercer Investments LLC (formerly, Mercer Investment Management, Inc.) are the manager and investment advisor, respectively, for the Mercer GE International Equity Fund.
Newport Trust Company ("Newport") is the independent fiduciary and investment manager for the Wabtec Stock Fund.
BlackRock Institutional Trust Company, N.A. (“BlackRock”) is the investment advisor to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”). BlackRock is the manager to the Plan’s suite of ten Target Retirement Date Funds.
State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund, the Wabtec Stock Fund and the Index Funds. FMTC is the custodian of the GE Stock Fund and the Wabtec Stock Fund. BlackRock is the custodian of the Index Funds holdings.
In September, 2019, the Department of Labor notified the Plan administrator that it had scheduled the Plan for investigation. The data request generally covered the years ended December 31, 2016, 2017, and 2018.  As of June 24, 2021, the date the financial statements were issued, the examination is ongoing.
The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:
(a)General Electric Common Stock Fund (the “GE Stock Fund”) – The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund’s estimated liquidity needs.
(b)GE RSP Income Fund (the “Income Fund”) – The Income Fund managed by SSGA FM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(c)GE RSP U.S. Equity Fund (the “U.S. Equity Fund”) – The U.S. Equity Fund managed by SSGA FM seeks long-term growth of capital and income by primarily investing in equity securities of U.S. companies, such as common and preferred stocks.
(d)State Street Institutional Small-Cap Equity Fund (the “Small-Cap Fund”) – The Small-Cap Fund managed by SSGA FM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as domestic and international common and preferred stocks.
(e)Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the MSCI ACWI ex-U.S. IMI Net Dividend Return Index by investing in a portfolio of large-capitalization, mid-capitalization and small-capitalization companies located in international developed and emerging markets.
(f)U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.
(g)U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.
(h)U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.
(i)U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.
(j)U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.
(k)GE RSP Short-Term Interest Fund (the “ST Interest Fund”) – The ST Interest Fund managed by SSGA TC seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.
(l)GE RSP Government Money Market Fund (the “Money Market Fund”) – The Money Market Fund managed by SSGA TC seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing at least 99.5% of its net assets in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or U.S. government securities.
(m)Target Retirement Date Funds (the “TRD Funds”) – The TRD Funds are daily valued separate accounts managed by BlackRock. The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets. To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the “Underlying Funds”). A TRD Fund’s asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Underlying Funds and invests in bonds, stocks, and short-term investments. Effective May 1, 2020, the 2020 Target Retirement Date Fund was consolidated into the Target Retirement Income Fund. This change was made since the 2020 Target Retirement Date Fund had reached its final and most conservative asset allocation - its “landing point,” which is identical to the asset allocation of the Target Retirement Income Fund. Additionally, the 2065 Target Retirement Date Fund was added to the series of Target Retirement Date Fund options.
The suite of Target Retirement Date Funds includes the following:

Target Retirement Income Fund	2045 Target Retirement Date Fund
2025 Target Retirement Date Fund	2050 Target Retirement Date Fund
2030 Target Retirement Date Fund	2055 Target Retirement Date Fund
2035 Target Retirement Date Fund	2060 Target Retirement Date Fund
2040 Target Retirement Date Fund	2065 Target Retirement Date Fund

(n)Mercer GE International Equity Fund – A collective investment trust managed by Mercer Trust Company LLC that seeks long-term growth of capital by investing at least 85% of its net assets in equity securities, such as common and preferred stocks. The Mercer GE International Equity Fund invests primarily in companies in both developed and emerging market countries outside of the United States.
(o)Wabtec Stock Fund – The Wabtec Stock Fund was established in February 2019 as a temporary investment option due to the spin-off of GE Transportation and its subsequent merger with Westinghouse Air Brake Technologies Corporation. Participants who were invested in the GE Stock Fund as of February 25, 2019 were eligible to receive a proportionate number of Wabtec Stock Fund units. The Wabtec Stock Fund invested at least 95% of its assets in Wabtec common stock, with the remainder held in cash or cash equivalents to provide for the Wabtec Stock Fund’s estimated liquidity needs. As required by the terms of the Plan, the Wabtec Stock Fund was liquidated in February 2020 and eliminated as an investment option. Proceeds were invested in the TRD Fund consistent with the participant's age.
The GE Stock Fund, Income Fund, U.S. Equity Fund,Small-Cap Fund, Index Funds, ST Interest Fund, Money Market Fund, TRD Funds, Mercer GE International Equity Fund and the Wabtec Stock Fund are collectively referred to herein as the “Funds”.
The Income Fund, U.S. Equity Fund and Small-Cap Fund are registered investment companies subject to specific disclosure and other requirements. The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan’s website: audited financial statements and prospectuses or other disclosure documents of the registered investment companies; fund profiles for the GE Stock Fund, ST Interest Fund, Money Market Fund, Index Funds, Mercer GE International Equity Fund, TRD Funds and the Wabtec Stock Fund; and the GE Retirement Savings Plan Supplemental Information document containing certain information regarding all Funds. Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.
The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $19,500 and $19,000 in 2020 and 2019, respectively. For participants who were at least age 50 during the year, the limit was generally $26,000 and $25,000 in 2020 and 2019, respectively. The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter. Restrictions on such switches include certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Employer Contributions
The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees, whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings, that is, a 4% maximum matching contribution. In addition, effective January 1, 2021, participants whose benefit under the GE Pension Plan is frozen will be eligible to receive the 4% maximum matching contribution.
The employer contribution includes both cash and noncash amounts. The total noncash employer contributions, which were made in the form of GE common stock, were $26.2 million and $28.9 million for the years ended December 31, 2020 and 2019, respectively.
Certain eligible employees on salaried benefits (whose first day of work is on or after January 1, 2011) and certain eligible employees on production benefits (whose first day of work is on or after January 1, 2012) also receive a Company Retirement Contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  In addition, effective January 1, 2021, participants whose benefit under the GE Pension Plan is frozen also receive the Company Retirement Contribution. The Company Retirement Contribution is credited annually (generally in the following January) for employees on salaried benefits, and each pay period for employees on production benefits. Those employees on production benefits may also be eligible for an Additional Company Retirement Contribution (“ACRC”) per year credited in the following January.  For the 2020 plan year, participants' accounts were credited in January 2021 with Company Retirement Contributions of $72.1 million and ACRCs of $4.9 million. For the 2019 plan year, participants' accounts were credited in January 2020 with Company Retirement Contributions of $74.9 million and ACRCs of $7.3 million. Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as “Company Retirement Contributions” (“CRCs”).  The CRCs are in addition to the employer matching contribution.  A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant’s age.
In addition, certain employees whose benefit under the GE Pension Plan is frozen will be eligible to receive an additional 2% Transition Credit for the 2021 and 2022 plan years.
Newly hired non-union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 8% of eligible pay as pre-tax contributions. This election entitles these employees to the maximum 4% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Newly hired union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 2% of eligible pay as pre-tax contributions. This election entitles these employees to a 1% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Rollovers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the IRC. For the years ended December 31, 2020 and 2019, rollovers from other qualifying plans or arrangements were $72.3 million and $107.8 million, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Withdrawals
Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Employed participants may make regular withdrawals and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs). There are no restrictions on the number and dollar amount of partial termination withdrawals and regular withdrawals, and the Plan allows for age 59 ½ and disability withdrawal options.
Consistent with the Coronavirus Aid, Relief, and Economic Security Act, eligible participants have taken limited-time, in-service withdrawals during the 2020 plan year.

Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs or any non-vested matching contributions, which are not available for loans). Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates for new loans are fixed for the term of the loan.
Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty. Partial prepayments in amounts not less than the regular repayment amount are permissible without penalty and without re-amortization of the remaining principal amount. A participant may have no more than two outstanding loans from the Plan at any time (subject to limited exceptions resulting from a plan merger).
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.
Consistent with the Coronavirus Aid, Relief, and Economic Security Act, loan repayments by eligible participants have been deferred during the 2020 plan year.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
Effective January 1, 2020, the costs of overnight delivery requests are charged to participants.  Also, starting July 1, 2020, former employees are charged quarterly account recordkeeping fees.

Vesting

Participants are fully vested in their employee contributions, employer matching contributions and related investment results. Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service. This same three year vesting requirement applies to employer matching contributions for employees on salaried benefits whose first day of work is on or after January 1, 2018.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Forfeitures
During 2020 and 2019, forfeitures of approximately $18.0 million and $17.2 million, respectively, were used to reduce employer contributions in accordance with the terms of the Plan.
Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund, Money Market Fund and the Wabtec Stock Fund are generally borne by the Company. For the registered investment companies, the Index Funds, Mercer GE International Equity Fund, and TRD Funds, investment advisors receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation (depreciation) in fair value of investments for the Index Funds, Mercer GE International Equity Fund and TRD Funds on the statements of changes in net assets available for plan benefits.
(2)    Summary of Significant Accounting Policies
(a)    Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America (GAAP).
(b)    Investments
Plan investments are reported at fair value. See notes 4 and 5 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under “Employee Contributions and Investment Options” in note 1.
(c)    Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.
Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
The Company maintains policies and procedures to value investments using the best and most relevant data available. In addition, the Company retains independent pricing vendors to assist in valuing certain investments.
The following section describes the valuation methodologies used to measure investments at fair value.
When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies and certain short-term money market instruments.
When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.
The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2.
Plan securities that are valued using techniques other than market quotations, particularly securities that are “fair valued,” are subject to valuation risk. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.
Annually, the Company conducts a review of the Plan’s primary pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined in the standard. While the Company is not provided access to proprietary models of the vendor, the Company’s review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided. The Company’s review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations. The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

Investments in collective funds held by the Plan, are generally valued using the net asset value (“NAV”) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments of the funds. Investments that are measured at fair value using the NAV as a practical expedient are not classified in the fair value hierarchy.
(d)    Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.
(e)    Participant Withdrawals
Participant withdrawals are recorded when paid. Included in participant withdrawals are GE common stock cash dividends paid to participants of approximately $0.9 million during 2020 and 2019.
(f)    Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(3)    Asset Transfers
The following assets were transferred into the Plan.

2020
(in thousands)

GE Incentive Savings Plan for Union Employees of Aviation Systems and Unison Engine Components	$18,721
Arcam CAD to Metal 401(k) Plan	933
$19,654

2019
(in thousands)

Elano Profit Sharing Plan	$85,350
Avionica Inc. 401(k) Profit Sharing Plan	1,178
$86,528
The Plan was amended to reflect the mergers and to preserve certain provisions with respect to the account balances transferred to the Plan.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(4)    Investments
A summary of the fair value of the Plan's investments at December 31, 2020 and 2019 follows.

	2020	2019
	(in thousands)
Common Stock:
GE Common Stock	$2,610,726	$2,731,685
Wabtec Common Stock	—	87,300
Total Common Stock	2,610,726	2,818,985

Registered Investment Companies:
GE RSP Income Fund	1,590,652	1,535,429
GE RSP U.S. Equity Fund	4,307,062	3,856,954
State Street Institutional Small-Cap Equity Fund	1,067,909	1,163,516
Total Registered Investment Companies	6,965,623	6,555,899

Collective Funds:(a)
Non-U.S. Equity Index Fund	2,881,407	2,288,785
U.S. Aggregate Bond Index Fund	2,275,991	2,161,833
U.S. Large-Cap Equity Index Fund	3,493,971	3,363,810
U.S. Mid-Cap Equity Index Fund	1,092,884	1,187,540
U.S. Small-Cap Equity Index Fund	962,093	934,947
U.S. Treasury Inflation-Protected Securities Index Fund	517,046	464,999
Commodity Index Daily Fund	68,366	254,776
BlackRock Developed Real Estate Index Non-Lendable Fund	280,908	595,123
Russell 1000 Index Non-Lendable Fund	3,088,481	2,806,789
Mercer GE International Equity Fund	849,488	895,803
Total Collective Funds	15,510,635	14,954,405

Other Investments:
Interest Bearing Cash	98,593	11,144
Short-Term Money Market Instruments	196,368	452,481
U.S. Treasury and U.S. Government Agency Debt Obligations	1,877,076	1,549,437
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities	357,973	302,808
Total Other Investments	2,530,010	2,315,870

Total investments at fair value	$27,616,994	$26,645,159

(a) The Target Retirement Date Funds are separate accounts that invest in a combination of the Index Funds as well as the Commodity Index Daily Fund, BlackRock Developed Real Estate Index Non-Lendable Fund and the Russell 1000 Index Non-Lendable Fund (which are not otherwise offered as direct investment options in the Plan), representing a variety of asset classes. See note 1(m).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(5)    Fair Value Measurements
The Plan's investments measured at fair value on a recurring basis at December 31, 2020 follow.

	Level 1	Level 2	Total
Investments	(in thousands)

Common Stock	$2,610,726	$—	$2,610,726
Registered Investment Companies	6,965,623	—	6,965,623
Other Investments:
Interest Bearing Cash	98,593	—	98,593
Short-Term Money Market Instruments	—	196,368	196,368
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,877,076	1,877,076
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	357,973	357,973
Total Other Investments	98,593	2,431,417	2,530,010
	$9,674,942	$2,431,417	12,106,359
Investments measured at net asset value (a)
Collective Funds			15,510,635
Total investments at fair value			$27,616,994

The Plan’s investments measured at fair value on a recurring basis at December 31, 2019 follow.

	Level 1	Level 2	Total
Investments	(in thousands)

Common Stock	$2,818,985	$—	$2,818,985
Registered Investment Companies	6,555,899	—	6,555,899
Other Investments:
Interest Bearing Cash	11,144	—	11,144
Short-Term Money Market Instruments	—	452,481	452,481
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,549,437	1,549,437
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	302,808	302,808
Total Other Investments	11,144	2,304,726	2,315,870
	$9,386,028	$2,304,726	11,690,754
Investments measured at net asset value (a)
Collective Funds			14,954,405
Total investments at fair value			$26,645,159

(a) The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits. Investments in collective funds are valued based on the year-end unit net asset value (“NAV”). The NAV is used as a practical expedient to estimate fair value. These investments are priced daily and there are no unfunded commitments or redemption restrictions associated with the funds.
Transfers into and out of levels are considered to occur at the beginning of the period. There were no transfers between level 1 and level 2 during the years ended December 31, 2020 and 2019.
There were no level 3 assets during the years ended December 31, 2020 and 2019.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

(6)    Risk and Uncertainties

The Plan offers a number of investment options including the GE Common Stock Fund, the Wabtec Stock Fund, and a variety of investment funds, consisting of registered investment companies, collective funds, separate accounts and a money market fund. The registered investment companies, collective funds, separate accounts and money market fund invest in U.S. equities, international equities and fixed income securities. Investment securities in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the statements of net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund and the Wabtec Stock Fund, which both primarily invests in a single security.
As of December 31, 2020 and 2019, the following investments represents more than 10% of the fair value of the Plan's total investments.

	2020	2019
	(in thousands)
GE Common Stock	**	$2,731,685
GE RSP U.S. Equity Fund	4,307,062	3,856,954
Non-US Equity Index Fund	2,881,407	**
U.S. Large-Cap Equity Index Fund	3,493,971	3,363,810
Russell 1000 Index Non-Lendable Fund	3,088,481	2,806,789
** Investment did not exceed more than 10% of the fair value of the total investments.
(7)    Related Party Transactions (Parties-in-Interest)

The Plan’s recordkeeper, trustee, investment advisors and custodians described in note 1, as well as the Company and Plan participants, are each a “party in interest” to the Plan as defined by ERISA. Parties in interest to the Plan are noted in the Schedule H, Line 4i - Schedule of Assets. Any fees paid by the Plan with respect to those or other transactions are described in the GE Retirement Savings Plan Supplemental Information document. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.
The Plan held 387.6 million and 393.4 million shares with a cost basis of $4.5 million and $4.9 million of GE Common Stock, for the years ended, December 31, 2020 and 2019, respectively. The Plan recorded dividend income for GE Common Stock of $9.8 million and $10.2 million, for the years ended, December 31, 2020 and 2019, respectively.
(8)    Tax Status

In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status.
The Internal Revenue Service has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan’s counsel believe

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019

that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution, the Company’s matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2020 and 2019, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.
(9)    Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 24, 2021, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.
In May 2021, the GE RSP U.S. Income Fund and GE RSP U.S. Equity Fund were reorganized into the State Street Income Fund and State Street U.S. Core Equity Fund, respectively.
In June 2021, the Company's Board of Directors approved proceeding with a reverse stock split at a ratio of 1:8 which would reduce the number of outstanding shares of GE Common Stock held by the Plan.
(10)    Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2020	2019
	(in thousands)

Total investments per financial statements	$27,616,994	$26,645,159

Total notes receivable per financial statements	245,846	295,119
Deemed distributions	(9,903)	(8,316)
Total notes receivable per Form 5500	235,943	286,803

Total investments per Form 5500	$27,852,937	$26,931,962

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2020 and 2019
A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2020	2019
	(in thousands)

Total deductions from net assets per financial statements	$3,057,750	$3,162,412
Deemed distributions offset against plan assets	(1,585)	(11,701)
New deemed distributions	3,172	9,934
Total expenses per Form 5500	$3,059,337	$3,160,645

A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2020	2019
	(in thousands)

Net assets available for plan benefits per the financial statements	$27,849,439	$26,911,588
Deemed distributions	(9,903)	(8,316)
Net assets available for plan benefits per the Form 5500	$27,839,536	$26,903,272

Total net increase after asset transfers per the financial statements	$937,851	$3,598,970
Changes in deemed distributions	(1,587)	1,767
Total net gain per the Form 5500	$936,264	$3,600,737

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

Description		Shares	Fair Value*
Corporate Stocks - Common
GE Common Stock		241,733,921	$2,610,726,341	(g)

Registered Investment Companies
GE RSP Income Fund		128,071,856	1,590,652,450	(b),(g)
GE RSP U.S. Equity Fund		64,875,167	4,307,062,318	(b),(g)
State Street Institutional Small-Cap Equity Fund		55,018,481	1,067,908,718	(b),(g)
Total Registered Investment Companies			6,965,623,486

Collective Funds
Non-U.S. Equity Index Fund			2,881,407,088
U.S. Aggregate Bond Index Fund			2,275,990,603
U.S. Large-Cap Equity Index Fund			3,493,970,578
U.S. Mid-Cap Equity Index Fund			1,092,883,484
U.S. Small-Cap Equity Index Fund			962,093,341
U.S. Treasury Inflation-Protected Securities Index Fund			517,046,020
Commodity Index Daily Fund			68,366,055
BlackRock Developed Real Estate Index Non-Lendable Fund			280,908,021
Russell 1000 Index Non-Lendable Fund			3,088,481,263
Mercer GE International Equity Fund			849,488,141
Total Collective Funds			15,510,634,594

Other Investments
	Rate of Interest	Maturity	Fair Value*
Short-Term Money Market Instruments
BNP Paribas S.A.	0.050%	1/4/2021	$50,184,000
Citigroup Global Markets, Inc.	0.060	1/4/2021	50,000,000
TD Securities USA LLC	0.050	1/4/2021	50,000,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.	0.050	1/4/2021	46,184,000
Total Short-Term Money Market Instruments			196,368,000

Interest Bearing Cash
State Street Bank	0.230	—	98,593,160	(g)

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Banks	0.170	5/14/2021	8,299,932
Federal Home Loan Banks	0.113	7/2/2021	59,999,239	(d)
Federal Home Loan Banks	0.108	8/3/2021	60,000,000	(d)
Federal Home Loan Banks	0.108	5/26/2021	60,000,000	(d)
Federal Home Loan Banks	0.114	8/13/2021	20,000,000	(d)
Federal Home Loan Banks	0.103	2/16/2021	9,999,958	(d)
Federal Home Loan Banks	0.105	5/19/2021	7,000,000	(d)
Federal Home Loan Banks	0.110	2/12/2021	20,000,000	(d)
Federal Home Loan Banks	0.110	2/12/2021	60,000,000	(d)
Federal Home Loan Banks	0.110	8/23/2021	20,000,000	(d)
Federal Home Loan Banks	0.115	2/25/2021	21,000,000	(d)
Federal Home Loan Banks	0.125	3/10/2021	13,800,000	(d)
Federal Home Loan Banks	0.125	4/13/2021	60,000,000	(d)
Federal Home Loan Banks	0.130	2/26/2021	790,000	(d)
Federal Home Loan Banks	0.250	1/7/2021	12,700,000	(d)
Federal Farm Credit Banks Funding Corp.	0.220	6/23/2021	9,199,555	(d)
Federal Home Loan Bank Discount Notes	0.010	1/6/2021	7,499,927	(c)
Federal Home Loan Bank Discount Notes	0.071	1/8/2021	7,499,898	(c)
Federal Home Loan Mortgage Corp.	7.000	6/1/2032	248,568
Federal Home Loan Mortgage Corp.	7.500	1/1/2027	56,858
Federal Home Loan Mortgage Corp. REMIC	1.110	12/15/2031	193,656	(d)
Federal National Mortgage Assoc. REMIC	4.500	2/25/2040	1,031,655
Federal Home Loan Mortgage Corp.	0.120	2/5/2021	31,999,990	(d)
Federal National Mortgage Assoc.	0.130	1/29/2021	5,600,021	(d)
U.S. Treasury Bills	0.084	6/17/2021	4,998,075	(c)

See accompanying notes to schedule of assets on page 25. - 19 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
U.S. Treasury Bills	0.086%	6/17/2021	$4,998,028	(c)
U.S. Treasury Bills	0.086	3/4/2021	9,998,536	(c)
U.S. Treasury Bills	0.089	5/25/2021	12,495,625	(c)
U.S. Treasury Bills	0.089	6/10/2021	8,796,558	(c)
U.S. Treasury Bills	0.089	5/18/2021	14,994,977	(c)
U.S. Treasury Bills	0.091	3/25/2021	14,996,887	(c)
U.S. Treasury Bills	0.091	6/3/2021	9,996,175	(c)
U.S. Treasury Bills	0.091	1/12/2021	29,999,175	(c)
U.S. Treasury Bills	0.091	6/10/2021	1,129,548	(c)
U.S. Treasury Bills	0.091	6/24/2021	29,986,950	(c)
U.S. Treasury Bills	0.091	5/11/2021	19,993,500	(c)
U.S. Treasury Bills	0.091	5/18/2021	14,994,862	(c)
U.S. Treasury Bills	0.091	5/25/2021	12,495,500	(c)
U.S. Treasury Bills	0.094	4/29/2021	10,246,892	(c)
U.S. Treasury Bills	0.094	6/3/2021	9,996,048	(c)
U.S. Treasury Bills	0.094	6/10/2021	9,995,867	(c)
U.S. Treasury Bills	0.096	1/7/2021	9,999,842	(c)
U.S. Treasury Bills	0.096	1/21/2021	14,999,208	(c)
U.S. Treasury Bills	0.096	2/4/2021	19,998,206	(c)
U.S. Treasury Bills	0.096	4/29/2021	14,745,407	(c)
U.S. Treasury Bills	0.096	1/19/2021	19,999,050	(c)
U.S. Treasury Bills	0.096	3/2/2021	9,998,417	(c)
U.S. Treasury Bills	0.096	2/25/2021	4,999,274	(c)
U.S. Treasury Bills	0.099	1/21/2021	14,999,187	(c)
U.S. Treasury Bills	0.101	5/20/2021	19,992,278	(c)
U.S. Treasury Bills	0.101	1/21/2021	19,998,889	(c)
U.S. Treasury Bills	0.101	3/4/2021	9,998,278	(c)
U.S. Treasury Bills	0.101	3/11/2021	4,999,042	(c)
U.S. Treasury Bills	0.101	1/26/2021	19,998,611	(c)
U.S. Treasury Bills	0.101	3/2/2021	24,995,833	(c)
U.S. Treasury Bills	0.101	1/28/2021	19,998,500	(c)
U.S. Treasury Bills	0.101	2/25/2021	4,999,236	(c)
U.S. Treasury Bills	0.104	2/4/2021	9,999,032	(c)
U.S. Treasury Bills	0.104	2/9/2021	9,998,890	(c)
U.S. Treasury Bills	0.104	4/6/2021	8,997,566	(c)
U.S. Treasury Bills	0.107	1/14/2021	29,998,862	(c)
U.S. Treasury Bills	0.107	2/4/2021	9,999,008	(c)
U.S. Treasury Bills	0.107	2/18/2021	7,498,950	(c)
U.S. Treasury Bills	0.107	3/11/2021	4,998,994	(c)
U.S. Treasury Bills	0.107	4/1/2021	14,996,062	(c)
U.S. Treasury Bills	0.107	3/9/2021	19,996,092	(c)
U.S. Treasury Bills	0.107	4/6/2021	10,996,952	(c)
U.S. Treasury Bills	0.107	4/13/2021	9,997,025	(c)
U.S. Treasury Bills	0.108	4/29/2021	2,998,958	(c)
U.S. Treasury Bills	0.108	2/9/2021	9,998,852	(c)
U.S. Treasury Bills	0.109	4/29/2021	12,995,419	(c)
U.S. Treasury Bills	0.112	2/18/2021	7,498,900	(c)
U.S. Treasury Bills	0.112	4/8/2021	19,994,072	(c)
U.S. Treasury Bills	0.112	4/29/2021	3,498,738	(c)
U.S. Treasury Bills	0.112	5/6/2021	19,992,361	(c)
U.S. Treasury Bills	0.112	5/13/2021	14,993,950	(c)
U.S. Treasury Bills	0.112	2/2/2021	29,997,067	(c)
U.S. Treasury Bills	0.113	1/14/2021	24,998,998	(c)
U.S. Treasury Bills	0.117	4/22/2021	9,996,454	(c)
U.S. Treasury Bills	0.117	3/4/2021	9,998,019	(c)
U.S. Treasury Bills	0.117	4/15/2021	29,990,033	(c)
U.S. Treasury Bills	0.117	1/5/2021	29,999,617	(c)
U.S. Treasury Bills	0.117	1/26/2021	19,998,403	(c)
U.S. Treasury Bills	0.120	4/22/2021	9,996,362	(c)
U.S. Treasury Bills	0.122	1/7/2021	14,999,700	(c)
U.S. Treasury Bills	0.122	2/11/2021	19,997,267	(c)
U.S. Treasury Bills	0.122	2/18/2021	14,997,600	(c)

See accompanying notes to schedule of assets on page 25. - 20 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
U.S. Treasury Bills	0.122%	1/19/2021	$24,998,500	(c)
U.S. Treasury Bills	0.122	2/9/2021	9,998,700	(c)
U.S. Treasury Bills	0.122	2/16/2021	9,998,467	(c)
U.S. Treasury Bills	0.122	3/23/2021	14,995,950	(c)
U.S. Treasury Bills	0.122	2/25/2021	14,997,250	(c)
U.S. Treasury Bills	0.132	1/21/2021	14,998,917	(c)
U.S. Treasury Bills	0.132	1/28/2021	9,999,025	(c)
U.S. Treasury Bills	0.142	4/22/2021	19,991,367	(c)
U.S. Treasury Bills	0.147	1/14/2021	9,999,476	(c)
U.S. Treasury Bills	0.163	1/7/2021	9,999,732	(c)
U.S. Treasury Bills	0.168	1/28/2021	4,999,381	(c)
U.S. Treasury Bills	0.183	2/25/2021	4,998,625	(c)
U.S. Cash Management Bills	0.084	3/30/2021	4,998,992	(c)
U.S. Cash Management Bills	0.086	3/30/2021	4,998,961	(c)
U.S. Cash Management Bills	0.096	5/4/2021	19,993,508	(c)
U.S. Cash Management Bills	0.096	6/1/2021	30,287,926	(c)
U.S. Cash Management Bills	0.101	4/20/2021	19,993,944	(c)
U.S. Cash Management Bills	0.112	3/16/2021	19,995,478	(c)
U.S. Cash Management Bills	0.117	3/30/2021	9,997,189	(c)
U.S. Treasury Notes	0.395	10/31/2021	38,092,241	(d)
Federal National Mortgage Assoc.	7.000	1/1/2036	677,903
Federal National Mortgage Assoc.	7.500	3/1/2034	250,258
Federal National Mortgage Assoc.	8.000	5/1/2032	89,764
Federal National Mortgage Assoc.	2.250	7/1/2033	161,646	(d)
Federal National Mortgage Assoc.	2.520	6/1/2044	8,405,759	(d)
Federal National Mortgage Assoc.	2.500	7/1/2033	17,101	(d)
Federal National Mortgage Assoc.	2.090	5/1/2033	378,780	(d)
Federal National Mortgage Assoc.	2.960	6/1/2033	320,781	(d)
Federal National Mortgage Assoc.	1.920	6/1/2033	338,449	(d)
Federal National Mortgage Assoc.	2.310	12/1/2032	149,157	(d)
Federal National Mortgage Assoc.	4.000	1/1/2036	93,152,768
Government National Mortgage Assoc.	7.000	5/15/2032	104,021
Government National Mortgage Assoc.	7.500	9/15/2031	261,523
U.S. Treasury Bond	3.000	8/15/2048	542,427
U.S. Treasury Notes	0.130	9/15/2023	31,391,456
U.S. Treasury Notes	0.130	12/15/2023	12,928,831
U.S. Treasury Notes	0.250	6/15/2023	16,655,730
U.S. Treasury Notes	0.500	3/15/2023	4,476,837
U.S. Treasury Notes	2.630	2/15/2029	12,267,194	(f)
Vendee Mortgage Trust	0.020	10/15/2026	2,122	(d), (e)
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,877,076,057

Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
AbbVie Inc.	3.250%	10/1/2022	$2,083,140
AbbVie Inc.	3.450	3/15/2022	1,443,162
AbbVie Inc.	3.600	5/14/2025	1,115,110
Air Liquide Finance S.A.	2.250	9/27/2023	5,753,275	(a)
Alibaba Group Holding Ltd.	3.600	11/28/2024	1,651,530
American Electric Power Company Inc.	0.750	11/1/2023	1,106,879
American Tower Corp.	0.600	1/15/2024	2,401,608
American Tower Corp.	3.500	1/31/2023	3,183,750
Amgen Inc.	3.625	5/22/2024	2,195,520
AT&T Inc.	3.400	5/15/2025	1,666,740
Athene Global Funding	2.800	5/26/2023	5,224,250	(a)
Bank of America Corp.	1.486	5/19/2024	3,071,370	(d)
Barclays Bank PLC	1.700	5/12/2022	1,001,676
Barclays PLC	4.610	2/15/2023	3,131,460	(d)
Boeing Co.	1.950	2/1/2024	2,052,180
Boeing Co.	2.700	5/1/2022	5,846,091
Bristol-Myers Squibb Co.	0.537	11/13/2023	1,642,575
Broadcom Inc.	2.250	11/15/2023	1,864,825
Burlington Northern Santa Fe LLC	3.850	9/1/2023	3,252,270
Capital One Financial Corp.	2.600	5/11/2023	3,144,240

See accompanying notes to schedule of assets on page 25. - 21 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Capital One Financial Corp.	4.750	7/15/2021	5,115,750
Carrier Global Corp.	1.923	2/15/2023	824,264
Centene Corp.	5.375	8/15/2026	2,114,780	(a)
Charter Communications Operating LLC / Charter Communications Operating Capital	4.500	2/1/2024	1,665,120
Charter Communications Operating LLC/Charter Communications Operating Capital	4.464	7/23/2022	3,162,090
Chevron Corp.	1.140	5/11/2023	438,841
Cigna Corp.	3.400	9/17/2021	2,552,554
CIT Group Inc.	5.000	8/15/2022	2,658,050
Citigroup Inc.	2.900	12/8/2021	7,152,110
Citigroup Inc.	3.875	10/25/2023	3,300,870
Citigroup Inc.	4.400	6/10/2025	5,731,850
CNH Industrial Capital LLC	1.950	7/2/2023	1,665,000
Consolidated Edison Inc.	0.650	12/1/2023	2,404,632
Credit Suisse Group AG	2.997	12/14/2023	2,090,760	(a),(d)
Crown Castle International Corp.	5.250	1/15/2023	1,643,160
Cummins Inc.	0.750	9/1/2025	503,655
CVS Health Corp.	3.350	3/9/2021	2,670,077
Daimler Finance North America LLC	3.350	5/4/2021	2,019,400	(a)
Diamondback Energy Inc.	5.375	5/31/2025	2,076,480
Dollar Tree Inc.	3.700	5/15/2023	4,286,160
Dominion Energy Inc.	2.715	8/15/2021	1,763,438
Duke Energy Corp.	3.550	9/15/2021	1,415,739
Duke Energy Progress LLC	3.000	9/15/2021	3,086,813
DuPont de Nemours Inc.	2.169	5/1/2023	1,474,221
DXC Technology Co.	4.000	4/15/2023	1,068,690
Eastman Chemical Co.	3.500	12/1/2021	2,568,925
Edison International	2.400	9/15/2022	2,045,740
Enterprise Products Operating LLC	3.700	2/15/2026	2,265,200
European Investment Bank	2.000	3/15/2021	5,018,200
Exxon Mobil Corp.	1.570	4/15/2023	2,058,920
FedEx Corp.	3.400	1/14/2022	5,156,500
Ford Motor Credit Company LLC	5.875	8/2/2021	3,320,655
General Mills Inc.	3.200	4/16/2021	2,117,031
General Mills Inc.	3.700	10/17/2023	2,176,640
General Motors Co.	5.400	10/2/2023	303,269
General Motors Financial Co. Inc.	3.550	7/8/2022	2,611,550
Gilead Sciences Inc.	0.750	9/29/2023	1,398,669
GlaxoSmithKline Capital PLC	2.875	6/1/2022	5,172,950
Glencore Finance Canada Ltd.	4.950	11/15/2021	2,591,325	(a)
Goldman Sachs Group Inc.	3.500	4/1/2025	2,222,720
Goldman Sachs Group Inc.	2.876	10/31/2022	1,530,495
Gray Oak Pipeline LLC	2.000	9/15/2023	2,543,125	(a)
Gray Oak Pipeline LLC	2.600	10/15/2025	1,242,264	(a)
HCA Inc.	5.000	3/15/2024	2,251,160
Home Depot Inc.	3.250	3/1/2022	86,916
Honeywell International Inc.	0.483	8/19/2022	1,787,428
Imperial Brands Finance PLC	3.500	2/11/2023	1,048,290	(a)
Imperial Brands Finance PLC	3.750	7/21/2022	1,562,685	(a)
Infor Inc.	1.450	7/15/2023	1,017,220	(a)
ING Groep N.V.	4.100	10/2/2023	3,297,120
Inter-American Development Bank	1.875	3/15/2021	2,508,475
Intercontinental Exchange Inc.	0.700	6/15/2023	1,335,693
International Bank for Reconstruction & Development	1.625	3/9/2021	4,010,520
Intuit Inc.	0.650	7/15/2023	800,811
Intuit Inc.	0.950	7/15/2025	845,554
Keurig Dr Pepper Inc.	3.550	5/25/2021	3,037,290
KeyCorp	5.100	3/24/2021	2,021,140
Kinder Morgan Energy Partners LP	5.000	10/1/2021	1,605,625
KLA Corp.	4.650	11/1/2024	2,847,325
Kreditanstalt fuer Wiederaufbau	1.625	3/15/2021	3,008,700

See accompanying notes to schedule of assets on page 25. - 22 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Leidos Inc.	2.950	5/15/2023	3,314,619	(a)
Lloyds Banking Group PLC	3.000	1/11/2022	2,507,324
Lloyds Banking Group PLC	1.326	6/15/2023	1,314,365	(d)
Lloyds Banking Group PLC	3.870	7/9/2025	821,422	(d)
LYB International Finance III LLC	1.230	10/1/2023	3,014,220	(d)
Microchip Technology Inc.	2.670	9/1/2023	5,236,150	(a)
Micron Technology Inc.	2.497	4/24/2023	521,405
Mitsubishi UFJ Financial Group Inc.	2.623	7/18/2022	5,173,500
Mitsubishi UFJ Financial Group Inc.	3.535	7/26/2021	3,054,210
Mondelez International Inc.	1.500	5/4/2025	3,102,870
Morgan Stanley	2.750	5/19/2022	4,618,637
Morgan Stanley	0.788	1/20/2023	5,617,640	(d)
National Securities Clearing Corp.	1.200	4/23/2023	2,551,925	(a)
Natwest Group PLC	3.875	9/12/2023	5,423,250
NatWest Markets PLC	2.380	5/21/2023	5,204,400	(a)
NetApp Inc.	1.875	6/22/2025	1,129,810
NextEra Energy Capital Holdings Inc.	2.900	4/1/2022	2,579,250
Norfolk Southern Corp.	2.903	2/15/2023	1,046,920
Northrop Grumman Corp.	2.930	1/15/2025	2,175,360
NRG Energy Inc.	2.000	12/2/2025	1,554,495	(a)
Nutrien Ltd.	1.900	5/13/2023	537,586
Nutrition & Biosciences Inc.	0.697	9/15/2022	2,006,040	(a)
Oracle Corp.	1.900	9/15/2021	2,524,850
Otis Worldwide Corp.	0.684	4/5/2023	1,249,850	(d)
Ovintiv Exploration Inc.	5.630	7/1/2024	2,140,260
Pacific Gas & Electric Co.	1.750	6/16/2022	771,740
Pacific Gas & Electric Co.	1.700	6/16/2022	1,500,450	(d)
Pacific Gas & Electric Co.	1.600	11/15/2021	2,999,490	(d)
PayPal Holdings Inc.	1.350	6/1/2023	947,598
Philip Morris International Inc.	1.500	5/1/2025	3,108,360
Plains All American Pipeline LP/PAA Finance Corp.	3.850	10/15/2023	2,137,780
Ralph Lauren Corp.	1.700	6/15/2022	244,409
Raytheon Technologies Corp.	2.800	3/15/2022	2,053,540
Raytheon Technologies Corp.	3.950	8/16/2025	3,159,947
Reynolds American Inc.	4.450	6/12/2025	2,279,860
Royalty Pharma PLC	0.750	9/2/2023	809,065	(a)
Royalty Pharma PLC	1.200	9/2/2025	1,087,056	(a)
Sabine Pass Liquefaction LLC	6.250	3/15/2022	689,335
Siemens Financieringsmaatschappij N.V.	3.125	3/16/2024	5,403,600	(a)
Spectra Energy Partners LP	4.600	6/15/2021	403,296
Stryker Corp.	0.600	12/1/2023	1,251,700
Sumitomo Mitsui Financial Group Inc.	1.474	7/8/2025	3,075,990
Sumitomo Mitsui Financial Group Inc.	2.442	10/19/2021	5,082,250
Sumitomo Mitsui Trust Bank Ltd.	0.800	9/12/2023	3,024,150	(a)
Sumitomo Mitsui Trust Bank Ltd.	1.050	9/12/2025	1,434,889	(a)
Suncor Energy Inc.	2.800	5/15/2023	684,379
Swedbank AB	0.600	9/25/2023	5,013,750	(a)
T-Mobile USA Inc.	3.500	4/15/2025	1,659,615	(a)
UBS AG	1.750	4/21/2022	1,526,715	(a)
Unilever Capital Corp.	2.750	3/22/2021	1,508,070
Union Pacific Corp.	2.950	3/1/2022	61,846
Valero Energy Corp.	2.700	4/15/2023	1,044,250
Verizon Communications Inc.	3.500	11/1/2024	1,104,400
ViacomCBS Inc.	4.750	5/15/2025	2,321,920
Viatris Inc.	1.125	6/22/2022	2,018,560	(a)
Volkswagen Group of America Finance LLC	0.750	11/23/2022	3,009,750	(a)
Walt Disney Co.	4.000	10/1/2023	2,178,980
Williams Cos. Inc.	4.300	3/4/2024	2,204,720
Western Midstream Operating LP	5.375	6/1/2021	2,048,081
Western Midstream Operating LP 1.85% + 3 month USD LIBOR	2.074	1/13/2023	3,414,880	(d)
Xcel Energy Inc.	0.500	10/15/2023	2,006,740
BX Commercial Mortgage Trust 2019-XL 0.92% + 1 month USD LIBOR	1.079	10/15/2036	4,755,617	(a),(d)
Citigroup Commercial Mortgage Trust 2013-GC15	0.840	9/10/2046	378,812	(d),(e)

See accompanying notes to schedule of assets on page 25. - 23 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Credit Suisse Mortgage Capital Certificates 0.98% + 1 month USD LIBOR	1.139	5/15/2036	5,001,926	(a),(d)
Carmax Auto Owner Trust 2019-4	2.130	7/15/2025	981,242
Mercedes-Benz Auto Lease Trust 2018-B	3.310	07/15/2024	2,998,705
Nissan Auto Lease Trust 2019-B 0.27% + 1 month USD LIBOR	0.429	10/15/2021	347,844	(d)
Santander Retail Auto Lease Trust 2019-C	1.930	11/20/2023	2,736,688	(a)
Securitized Term Auto Receivables Trust 2018-2	3.540	6/26/2023	1,114,519	(a)
Trillium Credit Card Trust II 0.48% + 1 month USD LIBOR	0.628	1/26/2024	2,325,447	(a)
Government of Hungary	6.380	3/29/2021	507,896
Total Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities			357,972,500

Total Other Investments			2,530,009,717

Total Investments			27,616,994,138

Notes Receivable from Participants	Rate of Interest	Maturity**

Total Notes Receivable (26,861) from Participants	2.70 - 9.78%	1 month - 31 yrs.	235,943,020	(g)

Total Assets (Held at End of Year)			$27,852,937,158

See accompanying notes to schedule of assets on page 25. - 24 - (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2020

Notes to Schedule of Assets:

(a)
Pursuant to Rule 144A of the Securities Act of 1933, as amended, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2020, these securities amounted to $87,996,350 or 16.12% of the net assets of the GE RSP Short-Term Interest Fund. These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees.

(b)	Funds managed and administered by SSGA FM, an affiliate of SSC.
(c)	Coupon amount represents effective yield.
(d)	Variable or floating rate of security. The stated rate represents the rate at December 31, 2020.
(e)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(f)	At December 31, 2020, a portion of this security was pledged to cover collateral requirements for futures.
(g)	Represents a party-in-interest to the Plan.

*	Cost omitted for participant directed investments.
**	Includes grandfathered loans from plan mergers.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan

June 24, 2021	/s/ Thomas S. Timko
Date	Thomas S. Timko Vice President, Chief Accounting Officer and Controller General Electric Company

Exhibit Number	Description of the Exhibit

Exhibit 23	Consent of Independent Registered Public Accounting Firm